UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press Release dated October 20, 2006
          CDC Software Appoints Additional Independent Directors

1.2       Press Release dated October 23, 2006
          CDC Software’s Pivotal CRM Solution Helps Leading Builder of Luxury
          Condominiums Streamline and Enhance Sales Process

1.3       Press Release dated October 24, 2006
          CDC Introduce Google’s Click-to-Play Video Ads in China

1.4       Press Release dated October 25, 2006
          CDC Software’s Pivotal CRM Recognized by SecuritiesTech 50

1.5       Press Release dated October 26, 2006
          CDC Corporation Estimates Record Revenues for the Third Quarter of
          2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 26, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated October 20, 2006 -- CDC Software Appoints Additional Independent Directors
1.2	Press release dated October 23, 2006 -- CDC Software’s Pivotal CRM Solution Helps Leading Builder of Luxury Condominiums Streamline and Enhance Sales Process
1.3	Press release dated October 24, 2006 -- CDC Introduce Google’s Click-to-Play Video Ads in China
1.4	Press release dated October 25, 2006 -- CDC Software’s Pivotal CRM Recognized by SecuritiesTech 50
1.5	Press release dated October 26, 2006 -- CDC Corporation Estimates Record Revenues for the Third Quarter of 2006